UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
U.S GOLD CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
90291C201
(CUSIP Number)
31 December 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X]  Rule 13d-1(b)

 [  ]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 90291C201

1 Names of Reporting Persons
 Phoenix Gold Fund Ltd (1)
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  429,819 (2)
 6 Shared Voting Power
  None
 7 Sole Dispositive Power
  429,819 (2)
 8 Shared Dispositive Power
  None
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 429,819 (2)
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 6.06% (2)
12 Type of Reporting Person (See Instructions)
 FI

(1) Phoenix Gold Fund Ltd is a discretionary professional investment fund managed by AIMS Asset Management Sdn Bhd. AIMS is a fund management company regulated by the Securities Commission of Malaysia.
(2) Inclusive of 83,333 common shares beneficially owned through the ownership of warrants that are now exercisable within 60 days. The percentage is calculated based on 7,096,723 shares outstanding as reported on December 14, 2021.
Item 1.
(a) Name of Issuer: U.S. Gold Corp.
(b) Address of Issuer Principal Executive Offices:
 1910 E. Idaho Street, Suite 102-Box 604, Elko, NV 89801
Item 2.
(a) Name of Person Filing: AIMS Asset Management Sdn Bhd (1)
(b) Address of Principal Business Office or, if None, Residence:
Suite 10.3, West Wing, Rohas PureCircle, No. 9 Jalan P.Ramlee, 50250 Kuala Lumpur, Malaysia
(c) Citizenship: AIMS Asset Management Sdn Bhd is a private limited company formed under the Companies Act of Malaysia
(d) Title and Class of Securities: Common Stock
(e) CUSIP No.:
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [X] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
(a) Amount Beneficially Owned: 429,819 Common Shares
 (b) Percent of Class: 6.06% (2)
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 429,819 Common Shares (2)
 (ii) Shared power to vote or to direct the vote: 0 Common Shares
(iii) Sole power to dispose or to direct the disposition of: 429,819 Common Shares (2)
(iv) Shared power to dispose or to direct the disposition of: 0 Common Shares
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of more than Five Percent on Behalf of Another Person.
 Not applicable
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
 Not applicable
Item 8. Identification and classification of members of the group.
 Not applicable
Item 9.        Notice of Dissolution of Group.
 Not applicable
Item 10.      Certifications
 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  4 January 2022
Signature: /s/ Eileen Sim
Name/Title: Eileen Sim, Compliance Officer of Fund Manager, AIMS Asset Management Sdn Bhd
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).